UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Year Ended December 31, 2004

or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________ to ______________

Commission File No. 1-6479

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

OSG Ship Management, Inc. Savings Plan

B. Name of the issuer of the securities held pursuant to the plan and address of its principal executive office:

Overseas Shipholding Group, Inc.
511 Fifth Avenue
New York, New York 10017

OSG SHIP MANAGEMENT, INC. SAVINGS PLAN
FORM 11-K

TABLE OF CONTENTS

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Margolin, Winer & Evens LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Savings Plan Committee
OSG Ship Management, Inc. Savings Plan
New York, New York

We have audited the accompanying statements of net assets available for benefits of OSG Ship Management, Inc. Savings Plan (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Margolin, Winer & Evens LLP

Garden City, New York
June 13, 2005

Headquarters
400 Garden City Plaza, Suite 500, Garden City, NY 11530-3317 Tel: 516 747-2000 Fax: 516 747-6707 www.mwellp.com

New York Office
330 Madison Avenue, 15th Floor, New York, NY 10017-5001 Tel: 212 973-1000 Fax: 212 973-1004 www.mwellp.com

OSG SHIP MANAGEMENT, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,	**2004**	2003
ASSETS		
Investments, at fair value (Notes 2, 3 and 5)	**$ 18,162,268**	$ 15,633,675
Loans to Participants	**141,729**	165,267
Total Assets and Net Assets Available for Benefits	**$ 18,303,997**	$ 15,798,942

The accompanying notes are an integral part of these statements.

OSG SHIP MANAGEMENT, INC. SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31,	2004
Additions to Net Assets Attributed to:	
Investment income:	
Interest and dividends	$ 495,489
Net appreciation in fair value of investments (Note 2)	1,335,812
Contributions (Note 1):	
Employer	551,137
Employees	780,892
	3,163,330
Deductions from Net Assets Attributed to:	
Benefits paid to participants	656,870
Administrative expenses	1,405
Net Increase	2,505,055
Net Assets Available for Benefits - beginning of year	15,798,942
Net Assets Available for Benefits - end of year	$ 18,303,997

The accompanying notes are an integral part of this statement.

1. Description of Plan

The following brief description of OSG Ship Management, Inc. Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document and Summary Plan Description for more complete information.

General - The Plan, which was amended and restated as of January 1, 1997 (with certain amendments effective as of subsequent dates), is a defined contribution plan covering substantially all employees of OSG Ship Management, Inc. (the "Company") who have sixty days of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions - Participants may make basic pre-tax contributions to the Plan of up to 6% of compensation, as defined. A participant may also make supplemental pre-tax contributions, the amount of which depends upon the participant's salary. A participant's total contributions in any year may not exceed the maximum amounts for that year as specified in Sections 401(k) and 415 of the Internal Revenue Code and regulations thereunder. Matching contributions are made by the Company as a percentage of the participant's basic contributions and at the discretion of the Company. Effective January 1, 2002, a participant's maximum annual addition to the Plan is limited to an amount not greater than the lesser of 100% of the participant's compensation for that year or $40,000, as adjusted. Effective January 1, 1998, an after-tax savings option was added to the Plan.

Participant accounts - Participants' funds are kept in their own separate pre-tax and company contribution accounts. Each participant's pre-tax account is credited with the participant's contribution and the company matching contribution, if any, is credited to the participant's company contribution account. Net investment gain or loss in each mutual fund or collective fund is allocated to each participant's account in proportion to account balances, as defined. Forfeitures of terminated participants' nonvested company contribution accounts are used to reduce the Company's future contributions.

Vesting - Participants are immediately vested in their pre-tax account. Participants who completed their first hour of service on or after January 1, 2002 are vested in their company contribution account upon the completion of three years of continuous service, at normal retirement date, or upon becoming totally and permanently disabled. Participants who were actively employed on December 31, 2001 became fully vested in their company contribution account on such date.

Payment of benefits - Upon termination of service, participants will receive the vested value of their accounts either in a lump sum distribution or in installments over a period which can range from three to ten years. The date of the initial payment of benefits may commence at any time after retirement, death (or total and permanent disability) or termination, but not later than the calendar year in which the participant attains age 70-1/2. The Plan also provides that on or after a participant's 60th birthday, an active employee may withdraw all of the value of his or her vested accounts under the Plan in a lump sum. Participants with an interest in the Company Stock Fund may elect to receive distributions of their interest in such fund in either cash or common stock of the Overseas Shipholding Group, Inc. (see Note 5).

Loans to participants - Any participant can request from the Plan a loan not to exceed the lesser of the total value of the participant's pre-tax account, after-tax account and rollover account, one-half the combined total of the participant's vested accounts, or $50,000, with this amount further reduced by the highest outstanding balance of any other loan to the participant under the Plan during the last twelve months, as defined. The loan must comply with various terms and conditions including transfer of the amount of the loan from the participant's pre-tax account to a loan fund, which will be pledged as security for the loan.

Tax status - The most recent determination letter received from the United States Treasury Department, dated November 1, 2002, ruled that the Plan, as amended, constituted a qualified plan under the provisions of the Internal Revenue Code. The Plan has been subsequently amended. The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

2. Summary of Significant Accounting Policies

Valuation of investments - Substantially all investments are stated at fair value. Investments in mutual funds are valued at quoted market prices. The collective investment fund is an investment fund that invests primarily in investment contracts issued by insurance companies and commercial banks, which are reported at their contract value. The Company Stock Fund (see Note 5) follows unit accounting. The value of a participant's account in the Company Stock Fund is based on the quoted market price of Overseas Shipholding Group, Inc. stock as well as interest accrued on the balance held in cash.

Changes in the fair values of investments during the year are reflected in the statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

Recording of transactions - Purchases and sales of securities are recorded on the date the transaction order is executed. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned.

Payment of benefits - Benefits are recorded when paid.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

3. Investments

All of the investments of the Plan are held by Vanguard Fiduciary Trust Company (the "Trustee") under a Trust Agreement. The Trustee executes all investment transactions of the Plan. The participants are able to direct the investment of funds credited to their accounts on a daily basis.

Investments that represent 5% or more of the Plan's net assets available for benefits at fair value are as follows:

	2004	2003
Vanguard Wellington Fund	$ 3,102,866	$ 2,549,450
Vanguard 500 Index Fund	2,094,571	1,746,010
Vanguard Windsor II Fund	2,931,044	2,156,352
Vanguard Retirement Savings Trust	1,813,109	2,411,455
Vanguard U.S. Growth Fund	2,103,109	1,905,602
RS Emerging Growth Fund	1,254,157	1,048,661
Vanguard Prime Money Market Fund	1,457,864	1,189,807

4. Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

5. Party-In-Interest Transactions

Certain services are rendered to the Plan by the Company, at no cost to the Plan. The Plan investments include shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company, the Plan's Trustee. Plan investments also include the Company Stock Fund, which invests in shares in Overseas Shipholding Group, Inc., the parent of OSG Ship Management, Inc.

OSG SHIP MANAGEMENT, INC. SAVINGS PLAN

SCHEDULE OF ALL ASSETS HELD FOR INVESTMENT - SCHEDULE H, Part IV, Line 4i

December 31, 2004

	NUMBER OF SHARES	COST	FAIR VALUE
Money Market Mutual Fund -			
*Vanguard Prime Money Market Fund	1,457,864	$ 1,457,864	$ 1,457,864
Other Mutual Funds:			
*Vanguard Wellington Fund	102,778	2,730,848	3,102,866
*Vanguard Explorer Fund	6,862	441,310	511,682
*Vanguard 500 Index Fund	18,762	1,944,378	2,094,571
*Vanguard Windsor II Fund	95,381	2,372,562	2,931,044
*Vanguard U.S. Growth Fund	129,982	3,110,576	2,103,109
*Vanguard International Growth Fund	38,499	668,541	726,085
PIMCO Total Return Fund	44,766	478,943	477,656
RS Emerging Growth Fund	38,756	1,434,356	1,254,157
Janus Small Cap Value Fund	18,645	526,002	558,987
Morgan Stanley Institutional Midcap Growth Fund	5,612	92,782	115,217
T. Rowe Price Science and Technology Fund	11,903	230,300	227,344
*Vanguard PRIMECAP Fund	6,610	340,822	411,776
Collective Investment Fund -			
*Vanguard Retirement Savings Trust	1,813,109	1,813,109	1,813,109
Company Stock Fund -			
*Overseas Shipholding Group, Inc.	10,145	221,923	376,801
***Loans to Participants -**			
Aggregate of loans			
Interest rate - 7%			
Terms -			
Up to 5 years		141,729	141,729
Total of All Assets Held for Investment		$ 18,006,045	$ 18,303,997

*Party-in-interest.

The accompanying notes are an integral part of this schedule.

OSG SHIP MANAGEMENT, INC. SAVINGS PLAN

SCHEDULE OF INVESTMENT ASSETS BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR

No transaction is reportable herein since all investment assets acquired during 2004 and sold before December 31, 2004 were covered by the exceptions of Labor Regulations 2520.103-11(b)(2).

The accompanying notes are an integral part of this schedule.

OSG SHIP MANAGEMENT, INC. SAVINGS PLAN

SCHEDULE OF NONEXEMPT TRANSACTIONS INVOLVING A PERSON KNOWN TO BE A PARTY-IN-INTEREST

There were no nonexempt transactions for the year ended December 31, 2004.

The accompanying notes are an integral part of this schedule.

OSG SHIP MANAGEMENT, INC. SAVINGS PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2004

Attachment to Form 5500, Schedule H, Part IV, Line 4j

No transactions are reportable herein as all plan assets are participant-directed and are allocated to individual participant accounts.

The accompanying notes are an integral part of this schedule.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrators have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

OSG SHIP MANAGEMENT, INC. SAVINGS PLAN

By______________________________

Myles R. Itkin
Member of Savings Plan Committee

Date: June 29, 2005

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-95029) of Overseas Shipholding Group, Inc. pertaining to the OSG Ship Management, Inc. Savings Plan of our report dated June 13, 2005 on our audits of the financial statements and schedules of the OSG Ship Management, Inc. Savings Plan as of December 31, 2004 and 2003 and for the year ended December 31, 2004, which is included in this Annual Report on Form 11-K.

Margolin, Winer & Evens LLP

Garden City, New York
June 29, 2005